Kw 3/3



12012062

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail ~roc

FEB 2 7 2012

SEC FILE NUMBER
8 - 40644

Ab 3/19 3

FACING PAGE   Washington, DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2011___ AND ENDING ___12/31/2011___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SEB Enskilda, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue, 42nd Floor
                                (No. and Street)

New York   New York   10167
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Long   (212) 692-4770
                                                   (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
                      (Name -- if individual, state last, first, middle name)

4 Becker Farm Road   Roseland   New Jersey   07068
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/22/12

OATH OR AFFIRMATION

I, Steven Long _____, swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
SEB Enskilda, Inc. _____, as of
December 31 _____,20__11__, are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____

_____

_____

_____
Signature

_____
UP Finance
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEB ENSKILDA, INC.
(A Wholly Owned Subsidiary of SEB AB)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

SEB ENSKILDA, INC.
(A Wholly Owned Subsidiary of SEB AB)

CONTENTS

Independent Auditors' Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3-8

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
SEB Enskilda, Inc.

We have audited the accompanying statement of financial condition of SEB Enskilda, Inc. (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SEB Enskilda, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Roseland, New Jersey
February 24, 2012

An independent firm associated with AGN International Ltd   AGN INTERNATIONAL

SEB ENSKILDA, INC.
(A Wholly Owned Subsidiary of SEB AB)

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash	$	17,099,333
Receivable from broker-dealers and clearing broker, including clearing deposit of $100,000		394,011
Receivable from customers		1,280,522
Taxes receivable		2,057,280
Due from Parent		634,408
Due from affiliate		302,047
Furniture, equipment, and leasehold improvements, at cost (less accumulated depreciation and amortization of $874,831)		11,212
Deferred tax asset		565,858
Other assets		319,235
Total assets	$	22,663,906

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued compensation	$	279,527
Payable to broker-dealers		1,280,522
Accounts payable and accrued liabilities		773,492
Due to affiliates		113,604
Total liabilities		2,447,145

Commitments and contingencies (Note 7)

Stockholder's equity

Common stock - $.01 par value; authorized, issued and outstanding - 1,000 shares		10
Additional paid-in capital		2,125,990
Retained earnings		18,090,761
Total stockholder's equity		20,216,761
Total liabilities and stockholder's equity	$	22,663,906

See accompanying notes to financial statements.

SEB ENSKILDA, INC.
(A Wholly Owned Subsidiary of SEB AB)

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations

SEB Enskilda Inc. (the "Company") is a wholly owned subsidiary of Skandinaviska Enskilda Banken AB (publ) ("SEB AB" or the "Parent"). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's activities primarily include research, effecting securities transactions in securities listed on major European exchanges for U.S. institutional customers as well as financial advisory services in connection with transatlantic mergers and acquisitions. Under an agreement with a foreign affiliate, the Company processes customers' securities transactions with an affiliate, which clears and settles the transactions on a RVP/DVP basis. The Company also executes and clears US securities trades through an unaffiliated clearing broker on a fully disclosed basis.

2. Summary of significant accounting policies

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 24, 2012. Subsequent events have been evaluated through this date.

Cash and cash equivalents

The Company's cash at December 31, 2011 was held at two financial institutions. The Company considers all short-term investments with an initial maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2011.

Receivable from and Payable to Broker-Dealers

Receivable from and payable to broker-dealers consists primarily of failed-to-deliver/failed-to-receive transactions with an affiliate.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is calculated on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the shorter of the terms of leases or the estimated useful lives of the improvements.

2. Summary of significant accounting policies (continued)

Commission Income

The Company earns commissions from customers' securities transactions. Commission income and related clearing costs are recorded on a trade date basis.

Underwriting Income

Underwriting income includes underwriting fees, which the Company earns for its participation with its affiliates in foreign initial public offerings. Such revenues are recognized in the statement of operations, net of expenses, when the services related to the underlying transaction are completed under the terms of the agreement or contract.

Securities Finance Income

The Company earns securities finance income in accordance with a revenue sharing agreement based on its participation in securities lending transactions as part of a global trading book with several affiliated entities. Each transaction involves borrowing securities from one counterparty and lending to a second counterparty, which may be either an affiliate in the global book or a third party. As a result, revenues cannot be directly assigned to individual members of the global book. Revenues are, therefore, allocated to the Company and other members in the global book based on relative trader compensation of the member firms.

Capital Markets Income

The Company began marketing capital market products to United States investors in 2011. The buy and sell side of each trade are executed together to ensure the Company does not own or maintain an inventory and revenue is recognized for the gain or loss on trading activity on a trade-date basis.

Interest Income

The Company earns interest income primarily on cash and cash equivalent balances which is recognized on an accrual basis.

Income Taxes

The Company complies with GAAP which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax` liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2011. The Company's conclusions may be

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2011.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2008.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements as of December 31, 2011 consist of the following:

Furniture	$ 8,901
Equipment	297,640
Leasehold improvements	579,502
	886,043
Less accumulated depreciation and amortization	(874,831)
	$ 11,212

Depreciation and amortization expense for the year ended December 31, 2011 was approximately $12,000.

4. Liabilities subordinated to claims of general creditors

At December 31, 2011, the Company had one subordinated loan agreement with its Parent which was in accordance with the Revolving Subordinated Loan Agreement ("Subordinated Loan") approved by the FINRA. The Subordinated Loan is a $10,000,000 revolving loan agreement maturing on September 11, 2013 and bears interest at a rate agreed upon between the Company and its Parent for each advance. There were no draws on the Subordinated Loan during 2011 and no amount was outstanding under the revolving loan agreement at December 31, 2011.

SEB ENSKILDA, INC.
(A Wholly Owned Subsidiary of SEB AB)

NOTES TO FINANCIAL STATEMENTS

---

5. Related party transactions

Effective January 1, 1995, the Company entered into a Legal Accounting by Office agreement (the "Agreement") with the Parent, under which the Company agreed to reimburse the Parent for research, trading and business support costs ("Allocated Costs") provided by the Parent to the Company. In accordance with the Agreement, as amended in 2001, research costs are allocated to the Company based on the percentage of the Company's commission revenue to the Parent's total commission revenue, and trading and business support expenses are allocated to the Company based on the number of the Company's customer transactions to the number of the Parent's total customer transactions. For 2011, the Company has recorded allocated costs from the Parent of approximately $4,581,000 which are included in 'allocated costs' in the statement of operations. At December 31, 2011, the Company had a receivable from its Parent of approximately $891,000 for trading commissions, fee income, and reimbursements, as well as a payable to the Parent for clearing fees of approximately $257,000. These balances are reported net in the statement of financial condition.

The Company operates under service level agreements with an affiliate, Skandinaviska Enskilda Banken New York ("SEB NY"), under which the Company agreed to reimburse the affiliate for finance, accounting, information technology, operations and other support costs ("Allocated Costs") provided by the SEB NY to the Company. For 2011, the Company has recorded allocated costs from SEB NY of approximately $2,054,000 which are included in 'allocated costs' in the statement of operations. At December 31, 2011, the Company had no liability to SEB NY related to these costs. SEB NY also sponsors the 401(k) plan in which the Company's employees participate. At December 31, 2011, the Company had a liability to SEB NY of approximately $101,000 for pension costs included in due to affiliates in the statement of financial condition. Additionally, a cash balance of approximately $286,000 was maintained with the SEB NY at December 31, 2011 and is included in due from affiliates in the statement of financial condition.

Since 2008, the Parent has offered long term equity-based incentive programs to select employees. Until 2011 these programs were offered, managed and were the sole obligation of the Parent. The Company did not have control or any liability to these programs even though some of the Company's personnel are enrolled in these programs. Beginning in 2011, the financial implications of these programs were assumed by the Company for its employees. There are three equity based incentive programs for stock of the Parent: a performance share program and a share matching program which are offered only to selected senior executives, and a share savings program, which is offered to all staff level employees. The estimated total cost of each program is calculated and incurred evenly over the applicable service period until payment is made to the employee. Periodically the estimated cost under each program is recalculated based on current data. Since the liability was assumed in 2011, the estimated costs to date of approximately $84,000 were accrued in the 2011 fiscal year and the liability is included in accounts payable and accrued liabilities on the statement of financial condition.

6. Income taxes

The components of income tax expense (benefit) for the year ended December 31, 2011 are as follows:

Current		
Federal	$	50,205
State and local		28,294
		78,499
Deferred		
Federal		(719,259)
State and local		(416,541)
		(1,135,800)
	$	(1,057,301)

6

6. Income taxes (continued)

The Company files Federal, New York State and New York City income tax returns. The Company's effective federal tax rate differs from the statutory rate primarily due to the effects of state and local taxes. The Company's deferred tax asset of $565,858 is primarily attributable to differences in the recognition of current period accrued bonuses and depreciation expenses for financial and tax reporting purposes.

7. Commitments and contingencies

Operating Leases

The Company leases its office space under an operating lease with SEB NY which commenced on July 1, 2006 and expired on February 28, 2010. The lease was renewed and extended through December 31, 2011. Subsequent leases will be extended for one year terms and reviewed annually. The aggregate future minimum annual rental payment for 2012 is $342,000.

Rent expense was approximately $327,000 for the year ended December 31, 2011.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

8. Pension plans

The Company participates in a 401(k) plan and a defined contribution plan sponsored and administered by an affiliate. The 401(k) plan covers all eligible employees of the Company and the defined contribution plan covers all eligible United States employees. The Company's contributions to the defined contribution plan were approximately $101,000 for the year ended December 31, 2011.

9. Off balance sheet risk and concentration of credit risk

The Company acts as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through the Parent and affiliates. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are collected by the Parent and remitted to the Company monthly. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business.

9. Off balance sheet risk and concentration of credit risk (continued)

Pursuant to a clearance agreement, the Company introduces all of its U.S. dollar trades to a clearing broker on a fully-disclosed basis. All of the customers' cash balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivables from the clearing broker are pursuant to this clearance agreement and include a clearing deposit of $100,000.

The Company maintains its cash in financial institutions, which at times, exceed federally insured limits. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

10. Net capital requirement

The Company, as a member of the FINRA, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Method. Under this method, the Company's net capital, as defined, shall not be less than $250,000. At December 31, 2011, the Company had net capital of approximately $16,327,000, which exceeded the required net capital by $16,077,000.

11. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraphs (k)(2)(i) and (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."